August 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Robert S. Littlepage, Accountant Branch Chief

Robert Shapiro, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

File No. 000-31293

Filed February 28, 2014

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated August 7, 2014. For your convenience, we have repeated the comments in your letter.

Form 10-K for the Year Ended December 31, 2013

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

1. We note your response to prior comment 3. You state that you evaluated the deficiency in the design of your controls over non-recurring installation fees “and determined that this deficiency did not rise to the level of a material weakness.” Please explain in greater detail your evaluation of the severity of this control deficiency. Your response should include a detailed description of how your analysis considered potential misstatements that could have occurred due to the existence of the deficiency. Please refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”

In order to evaluate the significance of the identified deficiencies, the Company considers the deficiencies as well as the assessment of the “could factor” in light of the Company’s view of materiality for its financial statements. The Company determines materiality using a combination of the following key metrics, which it considers to be most important to investors based on its interactions with analysts and review of their reports. Those metrics are revenue, adjusted EBITDA1 and profit before taxes (“PBT”). Therefore, our response to the SEC staff’s comments incorporate our evaluation of the identified deficiencies in this context. For the purposes of this response to the SEC staff’s comments, adjusted EBITDA will be referred to as EBITDA.

RESPONSE TO COMMENT 1:

Non-recurring revenue (“NRR”) constitutes approximately 5% of the Company’s total revenue and is comprised of the recognized portion of deferred installation revenues, professional services, contract settlements and equipment sales. The error relates solely to one element of NRR, the recognized portion of deferred installation revenues, which only represents approximately 2.4% of the Company’s total revenues. On a rollover basis, the impact of the reassessment of the deferral period of installation revenue was approximately $5 million for FY 2013 and was 0.25%, 0.5% and 4.7% of revenue, EBITDA and PBT, respectively. Furthermore, this error had no impact on the Company’s cash flows.

Prior to the identification of the error, the Company had an existing annual process wherein the period of the deferral of installation revenue was analyzed and reviewed. The review focused on certain data points such as de-installed orders compared to installation orders, customers’ demands, technology and market considerations, contract terms, contract age as a percentage of monthly recurring revenue (“MRR”) and active contract age. The existing process would have detected any significant changes to the deferral period which could have a material impact on the recognized portion of installation revenues since the review of the above data would have identified any significant changes in customer behavior, installation activities and customer contract terms. In Q2 FY13 and Q3 FY13, the Company determined that in addition to the existing data sets, other relevant data was available which should have been used for determining the deferral period of installation revenue more precisely.

The factors considered by the Company while evaluating deficiencies include, but are not limited to, the following (in accordance with SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”) :

•	The nature of financial reporting elements involved;

•	Susceptibility of the related asset or liability to loss or fraud;

[1]	The Company uses adjusted EBITDA to communicate its results to investors and analysts and define this metric to exclude non-cash stock-based compensation, accretion expense, restructuring charges, impairment charges and acquisition costs, in addition to depreciation and amortization.

•	The subjectivity, complexity, or extent of judgment required to determine amounts involved;

•	Possible future consequences of deficiencies;

•	The financial statement amounts or total of transactions exposed to the deficiency;

•	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods;

•	Effect and existence of compensating controls and

•	Other qualitative and quantitative factors.

The Company performed an analysis spanning FY 2006 to the period ending Q3 FY13, to determine the full extent of the error. The Company assessed the “could factor” of this error and concluded that the possibility that an undetected change in deferral period for installation revenue could impact revenue materially was remote since the Company’s existing process for assessing deferral period would have detected such a change. The Company performed an analysis of the actual error and the design deficiency related to deferred installation revenue and, based on its analysis of qualitative and quantitative factors as discussed above, was able to determine the actual amount of the error. The amount of this error was not material, which supports the conclusion that the existing controls would have detected a material change in the deferral period. As the actual misstatement is not material to any of the Company’s prior interim and annual financial statements, this deficiency, therefore, does not rise to the level of material weakness in the Company’s internal controls over financial reporting (“ICFR”).

2. Similarly, please tell us how you evaluated the severity of the other control deficiencies that were identified in connection with the immaterial error corrections noted in your filing (recoverable taxes in Brazil, foreign currency embedded derivatives, cash flow reclassification, and errors in depreciation, stock-based compensation, and property tax accruals). Please include in your response how you considered aggregation of these deficiencies and the deficiency referenced above related to non-recurring installation fees in your evaluation. In particular, discuss whether and how aggregation was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework (especially the monitoring component in light of the operating deficiencies and the risk assessment component in light of the design deficiencies).

RESPONSE TO COMMENT 2:

As part of the evaluation and aggregation of the control deficiencies, the Company considered whether each deficiency, individually or in the aggregate, would rise to the level of a material weakness. The errors mentioned in Note 2 of the Company’s Form 10-K for the year ended December 31, 2013 are discussed as follows:

Recoverable Taxes in Brazil

In Q3 FY13 the Company identified this error which resulted from the incorrect set-up of the accounting for certain recoverable Brazilian transaction taxes at the time of the acquisition of ALOG Data Centers do Brasil S.A. and its subsidiaries in FY 2011. The total amount of the error was approximately $2.9 million in FY 2013. The operations in Brazil represent approximately 4% of the Company’s consolidated revenue. The error was limited to the acquired operations in Brazil as it was limited to the classification of a specific tax in Brazil. Since these transactions taxes are unique to Brazil, the error would not give rise to a material misstatement. The impact of this error was immaterial and it was solely a classification issue in the Company’s statement of operations.

This design deficiency was addressed through changes to the Company’s Mergers and Acquisitions (“M&A”) controls in FY 2012 and was remediated in FY 2013.

Foreign Currency Embedded Derivatives

In Q4 FY12, the Company determined that it should evaluate contracts that are billed in a currency other than the functional currency of its relevant subsidiaries for the potential existence of embedded derivatives. Annual revenue from such contracts was approximately $123 million for FY 2012. As a result of further analysis, the Company recorded an adjustment of $2.3 million related to embedded derivatives. The Company performed an analysis to assess the potential misstatement that this error could have and determined that the maximum potential impact on annual revenues from such contracts would not be material for FY 2012 or any of the prior periods. The Company performed this analysis by applying the absolute value of historical exchange rate movements to assess the maximum potential error on the impacted revenue from such contracts and noted that it was not material. The Company has an annual control to assess the functional currency of each entity and as a part of this control assessment the Company assesses the amount of a subsidiary’s revenue in different currencies to make the functional currency determination. As a result of this analysis, the Company has concluded that the number of revenue contracts at the subsidiaries which were denominated in a currency different from the functional currency of the Equinix subsidiary and customer is limited and the amount of the potential error could not be material.

Additional controls related to embedded derivatives were introduced in Q4 FY12 and this deficiency in design was remediated in

FY 2013.

Cash Flow Reclassification

In Q4 FY12 the Company noted that certain payments for the remaining purchase price made for an acquisition of a Hong-Kong based data center provider (the “Asia Tone Acquisition”) were not included in the cash used in investing activities but were included in the cash provided by operating activities in the statement of cash flows (this error was limited to the Company’s statement of cash flows and led to understatement of cash used in investing activities and cash provided by operating activities – there was no impact to the balance sheet or statement of operations). The total amount of the error was approximately $5 million, which was 0.8% and 1.1% of operating and investing cash flows for FY 2012. The Company noted that this was an error in the operation of the Company’s controls and analyzed the potential misstatement that could have occurred. The Company determined that this error was limited to the Asia Tone Acquisition presentation in the statement of cash flows, since the Company does not have other acquisitions which have working capital adjustments where the payment of purchase consideration occurs over a period of time.

This deficiency was remediated in FY 2013.

Error in Depreciation

In Q3 FY13, during an evaluation of a lease amendment, the Company noticed an error in the estimated useful lives of certain fixed assets related to the property. The original lease was entered in FY 2004. The Company recorded $2.5 million of incremental depreciation expense in Q3 FY13 to correct this error. The Company performed an analysis of similar leases that could have been subject to this type of error, and noted that this issue represented a deficiency in the design of the Company’s controls and occurred only for this specific lease, since certain equipment at this facility was under capital lease with the landlord (a set of circumstances applicable only to this lease). The Company implemented controls in prior years to identify such clauses for appropriate accounting and these controls have been tested to be operating effectively – it was due to the operation of these controls in FY 2013 that identified the error from FY 2004. No further exceptions have been identified that could be significant to the Company.

This deficiency was considered remediated by the end of FY 2013 since the errors pertained to prior years and were remediated in the current year.

Error in Stock-Based Compensation

In Q1 FY13, the Company identified an error in the amortization period of the first tranche of performance-based grants granted in February 2012 resulted in an overstatement of stock-based compensation expense of $1.1M in FY 2012 and a respective understatement in Q1 FY13.

The Company concluded this deficiency to be an exception to the operating effectiveness of its stock-based compensation controls. The Company assessed the potential misstatement that could have occurred as a result of this error and determined that this issue was isolated to its performance-based stock grants. The Company’s stock-based grants with service conditions are expensed over the service period; however, for the performance-based grants the Company amortized the expense over the period over which the performance is met. The Company misapplied the performance period by approximately one month, which led to the error. The error for the performance-based stock awards would not be material considering the amount of compensation expense related to the grants with performance conditions.

Error in Property Tax Accruals

In Q1 FY12, the Company identified an error in accounting for property taxes related to one of its campuses. In Q1 FY11, the Company began to accrue additional property taxes based on an inquiry from the local county assessor. During FY 2011, based on an opinion from a property tax consulting firm engaged by the Company, the Company believed such accrual would no longer be required. However, the Company did not release the accrual until Q1 FY12. The amount of the error was $2.3 million and was corrected by the Company in Q1 FY12.

The Company assessed the implications of the out-of-period adjustment on its control environment and the potential misstatement that could have occurred as a result of this exception in operating effectiveness of the control. The majority of the Company’s IBX data centers are leased and property taxes are passed onto the Company directly from the landlord. For the IBX data centers that are owned, the property taxes are paid directly to local counties. Total annual property taxes expense for FY 2011 for owned properties in the impacted country is not material ($5.6 million and $4.2 million for FY 2011 and FY 2012, respectively). The Company believes that the likelihood of a potential property tax error in an amount around or exceeding the materiality for the year would be remote.

This deficiency was remediated in FY 2012.

Aggregation Analysis & Summary

The Company analyzed the aforementioned control deficiencies and concluded that among the deficiencies:

1.	Deficiencies related to revenue were not pervasive in nature, occurred in different periods of time, in different geographic regions and were isolated to certain transactions and issues. Also, these deficiencies were remediated over different quarters and years. Therefore, it was concluded that these deficiencies do not need to be aggregated based on the factors mentioned above.

2.	The other deficiencies (e.g. errors in cash flow statement, error in depreciation, etc.) need not be aggregated as they were different in nature, impacted different accounts, had different root causes and were also remediated in different periods in time.

3.	Additionally, as discussed in detail above, none of the errors were material. The Company assesses risk in light of materiality and risk of material misstatement to the financial statements. The Company designs controls to mitigate such risk of material misstatement. None of the adjustments noted above rose to the level of a material misstatement. In the spirit of continuous improvement of its control environment, the Company will continue to make changes and enhancements to its controls to address new risks to prevent misstatements.

4.	Finally, the design deficiency with respect to the analysis of the installation revenue deferral period has no commonality with any of the other deficiencies such as errors in depreciation, stock based compensation expenses, revenue errors, and cash flow errors. The root cause of the deferred installation revenue error is different and it impacts the precision of an estimate.

As discussed in detail above, the errors mentioned in Note 2 of the Company’s Form 10-K for the year ended December 31, 2013 were identified in different periods, between FY 2011 to 2013 and arose prior to or during FY 2013. During the aggregation process, the Company evaluated whether there are un-remediated multiple control deficiencies that affect the same financial statement amount or disclosure, in order to assess severity of deficiencies. The Company analyzed the aggregation of its un-remediated control exceptions by region, by account and by financial statement assertions. The Company also considered the presence of a series of compensating monitoring controls such as country and region-wide business performance reviews wherein balance sheet and income statement fluctuations are analyzed by accounting personnel, the performance of balance sheet reconciliations, etc. Due to the operating effectiveness and the level of precision of these controls, the Company believes any material errors or misstatements would be detected and prevented on a timely basis.

The Company concluded that as the design deficiencies and operating deficiencies and the consequent errors originated in prior years and were remediated and addressed by the end of FY 2013, the risk assessment component, monitoring component and the overall control environment for ICFR as per the COSO framework were not adversely impacted for the year ended December 31, 2013.

Based on such analysis performed, the Company evaluated the aggregation of control exceptions and concluded that the Company maintained, in all material respects, effective ICFR as of December 31, 2013 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

3. Finally, we note the establishment of a shared service center in EMEA and Asia-Pacific regions, the implementation of in-depth financial statement reviews of components by senior members of the corporate accounting team through on-site interviews and inspections, as well as other changes to ICFR in response to the deficiencies noted. We also note that you do not believe any of these changes have materially affected or are reasonably likely to materially affect your ICFR in any individual fiscal period. Please describe how the company considered the extent to which any of these changes constituted material changes for purposes of quarterly disclosure of such changes.

RESPONSE TO COMMENT 3:

The Company’s ICFR is comprised of several hundred key controls and the changes elaborated in your comment 3 were primarily enhancements to current controls that were implemented over several quarters and years. For example, the establishment of the Shared Service Center (“SSC”) in EMEA occurred in the beginning of FY 2012, while individual processes and countries were integrated over several quarters into the SSC. Similarly for the SSC in Asia-Pacific, individual countries and processes were integrated into the SSC throughout FY 2013 and partially into FY 2014. As a result of the SSC implementations, there wasn’t a significant change in the Company’s underlying controls; however, the control activities were centralized in one location. The implementation of in-depth financial statement reviews of components by senior members of the corporate accounting team through on-site interviews and inspections was implemented beginning in Q1 FY14. This process was supplementary to the existing controls such as business performance reviews on a country and region-wide basis performed by local accounting teams.

As a result of the Company’s risk-based and continuous approach to improving and making enhancements to key controls and ICFR processes, the Company believes that none of these changes, individually or in aggregate, constituted any material change to the ICFR environment for purposes of any specific quarterly disclosures for FY 2012 and 2013. The Company continuously monitors any changes to its control environment and will report any material changes in its control environment, in its future filings.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith

Brandi Galvin Morandi